UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 19, 2004



NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 12. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On August 19, 2004, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and is deemed to be filed under the Securities Exchange Act of 1934, as amended.

ITEM 7.   FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated August 19, 2004	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                Registrant

Date: August 19, 2004   /s/ Mark T. Schwetschenau
                                        Mark T. Schwetschenau
                                        Vice President and Controller
                                        (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated August 19, 2004	E-1

Exhibit 99.1

NAVISTAR THIRD QUARTER PER SHARE EARNINGS MEET GUIDANCE; CONTINUED IMPROVEMENTS SEEN FOR FOURTH QUARTER

Focus On Cost Reductions Continues; Solid Future Profit Opportunities Forecast

WARRENVILLE, Ill. -- August 19, 2004 -- Navistar International Corporation (NYSE: NAV), the nation's largest combined commercial truck, school bus and mid-range diesel engine producer, today reported substantially improved earnings for its third fiscal quarter and said that based on the current outlook, earnings for the fiscal year ending October 31, 2004, are on track to meet or exceed $2.95 per diluted common share.

Net income for the three months ended July 31, 2004, totaled $56 million, equal to $0.73 per diluted common share, compared with $18 million or $0.25 per diluted common share a year ago. The company had previously forecast that earnings for the third quarter would be in the range of $0.60 to $0.70 per diluted common share.

Third quarter net income includes a benefit from an adjustment to a previously recorded restructuring charge. Consolidated sales and revenues from manufacturing and financial services operations for the third quarter totaled $2.4 billion, compared with $1.9 billion in the same quarter a year ago.

As anticipated, the company was able to report the favorable impact in the third quarter of the Medicare prescription drug act of 2003. The company said in addition to the federal prescription drug subsidy, progress was made in reducing other post-retirement expenses consistent with the company's long-term strategy to reduce below-the-line costs.

Daniel C. Ustian, Navistar chairman, president and chief executive officer, said the third quarter profit was achieved despite increased costs associated with meeting 2004 emission requirements, increases in the price of steel and component shortages brought about by suppliers being slow to ramp up to meet increased industry market demand.

"Last December we defined a path to long term success and third quarter results are consistent with that vision in spite of these challenges," Ustian said.

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Exhibit 99.1 (con't)

Navistar Third Quarter 2004 Earnings – Page 2

Manufacturing gross margins in the third quarter rose to 14.3 percent, up from 12.9 percent in the second quarter and above the 13.5 percent reported in the third quarter last year.

"Our focus continues to be on improving our competitiveness and our cost structure and we expect to achieve a $1,600 per vehicle manufacturing cost reduction in the current fiscal year," Ustian said. "We believe our truck and engine parts operations will achieve another record year and our finance subsidiary continues to be well positioned for profitable growth while significantly contributing to our bottom line."

Net income for the first nine months of fiscal 2004 totaled $88 million, or $1.19 per diluted common share, compared with a net loss of $95 million, or ($1.41) per diluted common share in the first nine months of 2003. Consolidated sales and revenues for the first nine months of fiscal 2004 rose to $6.6 billion from $5.3 billion in the same period in 2003.

Based on the current outlook, Ustian forecast that earnings for the fiscal year ending October 31, 2004, should be $2.95 or more per diluted common share, compared with a loss of ($0.27) per diluted common share in fiscal 2003.

"Our ability to mitigate the impact of current economic challenges, principally the impact of the current steel situation and the fact that all truck manufacturers now are on allocation of 15-liter engines from Caterpillar and Cummins, will dictate how high earnings will rise this fiscal year," Ustian said. "More important, we are on a path of completing significant changes to the company that should provide solid earnings growth opportunities in 2005 and beyond."

Ustian noted that the company's heavy truck operations have shown the most dramatic improvement this year as the company continues on track to achieve a 20 percent market share over the long term. Retail deliveries of heavy trucks for the first nine months of the year were up 48 percent over a year ago. As the result of continued strong market demand, the company has added a second shift at its Chatham, Ontario, assembly plant with output scheduled at 560 units per week. A year ago, Chatham was producing 175 units per week.

Worldwide shipments of International® brand heavy and medium trucks and school buses during the third quarter totaled 28,100 units, up from the 21,200 units shipped in the third quarter of 2003. Shipments of mid-range diesel engines to other original equipment manufacturers during the quarter totaled 83,000 units, compared with 82,200 units in the third quarter last year.

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Exhibit 99.1 (con't)

Navistar Third Quarter 2004 Earnings – Page 3

Ustian said the company has raised its industry forecast slightly for the year from 328,500 units to 330,000 units, reflecting a decrease of 1,500 school buses and an increase in heavy trucks of 3,000 units to 211,000 units.

Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation. The company produces International® brand commercial trucks, mid-range diesel engines and IC brand school buses and is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. With the broadest distribution network in North America, the company also provides financing for customers and dealers. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. Additional information is available at www.nav-international.com.

Forward Looking Statements

Statements contained in this news release that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this news release and we assume no obligation to update the information included in this news release. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. For a further description of these factors, see Exhibit 99.1 to our Form 10-K for the fiscal year ended October 31, 2003.

Conference Call Scheduled

The company's conference call with security analysts to discuss the third quarter earnings report will be web cast at 10:00 a.m. CDT today. The web cast can be accessed through Navistar's website at http://www.nav-international.com/investor/ and connecting to the link to the conference call. Additional financial information can be found at http://www.nav-international.com/investor, via the financial and investor information link to the overview page.

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Exhibit 99.1 (con't)

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF INCOME (UNAUDITED)
(Millions of dollars, except per share data)

	Three Months Ended July 31		Nine Months Ended July 31	
	2004	2003	**2004 (1)**	2003
Sales and revenues				
Sales of manufactured products..	**$ 2,301**	$ 1,810	**$ 6,362**	$ 5,097
Finance revenue..	**59**	81	**179**	226
Other income	**-**	3	**9**	13
Total sales and revenues..	**2,360**	1,894	**6,550**	5,336
Costs and expenses				
Cost of products and services sold	**1,984**	1,579	**5,563**	4,587
Restructuring and other non-recurring charges	**(5)**	-	**(1)**	-
Postretirement benefits expense	**46**	71	**165**	225
Engineering and research expense...	**66**	57	**181**	175
Selling, general and administrative expense.........................	**151**	120	**405**	366
Interest expense	**29**	33	**90**	104
Other expense	**4**	2	**20**	20
Total costs and expenses..	**2,275**	1,862	**6,423**	5,477
Income (loss) from continuing operations before				
income taxes..	**85**	32	**127**	(141)
Income tax expense (benefit)..	**29**	13	**39**	(50)
Income (loss) from continuing operations	**56**	19	**88**	(91)
Loss from discontinued operations..	**-**	(1)	**-**	(4)
Net income (loss)	**$ 56**	$ 18	**$ 88**	$ (95)
Basic earnings (loss) per share				
Continuing operations...	**$ 0.80**	$ 0.27	**$ 1.27**	$ (1.35)
Discontinued operations...	**-**	(0.01)	**-**	(0.06)
Net income (loss)	**$ 0.80**	$ 0.26	**$ 1.27**	$ (1.41)
Diluted earnings (loss) per share				
Continuing operations...	**$ 0.73**	$ 0.26	**$ 1.19**	$ (1.35)
Discontinued operations...	**-**	(0.01)	**-**	(0.06)
Net income (loss)..	**$ 0.73**	$ 0.25	**$ 1.19**	$ (1.41)
Average shares outstanding (millions)				
Basic	**69.9**	68.5	**69.6**	67.7
Diluted...	**80.0**	74.8	**80.2**	67.7

(1) Pre-third quarter results have been adjusted to reflect the retroactive impact of the new accounting rules (FSP 106-2) relating to the Part D subsidy of the Medicare Act. The adjustment is an increase to previously reported pre and post-tax income of $14 million or $0.18 per diluted earnings per share.

The Statement of Income includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.

Exhibit 99.1 (con't)

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES
STATEMENT OF FINANCIAL CONDITION (UNAUDITED)
(Millions of dollars)

	AS OF JULY 31	
	2004	2003
ASSETS		
Cash and cash equivalents	$ **473**	$ 187
Marketable securities	**430**	564
	903	751
Receivables, net	**1,627**	1,753
Inventories	**787**	518
Property and equipment, net	**1,333**	1,304
Investments and other assets	**534**	595
Prepaid and intangible pension assets	**70**	59
Deferred tax asset, net	**1,618**	1,602
Total assets	**$ 6,872**	$ 6,582
LIABILITIES AND SHAREOWNERS' EQUITY		
Liabilities		
Accounts payable, principally trade	$ **1,134**	$ 892
Debt: Manufacturing operations	**1,211**	904
Financial services operations	**1,372**	1,614
Postretirement benefits liability	**1,556**	1,655
Other liabilities	**1,208**	1,224
Total liabilities	**6,481**	6,289
Commitments and contingencies		
Shareowners' equity		
Series D convertible junior preference stock	**4**	4
Common stock and additional paid in capital		
(75.3 million shares issued)	**2,087**	2,121
Retained earnings (deficit)	**(770)**	(890)
Accumulated other comprehensive loss	**(784)**	(725)
Common stock held in treasury, at cost	**(146)**	(217)
Total shareowners' equity	**391**	293
Total liabilities and shareowners' equity	**$ 6,872**	$ 6,582

The Statement of Financial Condition includes the consolidated financial results of the company's manufacturing operations with its wholly owned financial services operations.